Mail Stop 3561

 					May 5, 2006



Mr. Henry J. Boucher, Jr.
President
IWT Tesoro Corporation
191 Post Road West, Suite 10
Westport, CT 06880

	Re:	IWT Tesoro Corporation
		Form 8-K Filed April 24, 2006
		Form 8-K/A Filed May 2, 2006
		File No. 0-31267

Dear Mr. Boucher:

      We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated May 2, 2006.
Our review resulted in the following additional comments.

Form 8-K

Item 4.02
1. We have reviewed your response to comment 1 in our letter dated
April 25, 2006.

We note your conclusion that the adjustable conversion price precludes "the instrument from being considered conventional for purposes of the exclusion provided for in EITF 00-19." However, in
Form 8-K, you disclose that on March 31, 2006 the terms of the note were modified to eliminate certain changes to the conversion price upon the issuance of shares at less than $2.74. As such, as a result of this modification, it appears that this instrument may now meet the criteria for consideration as a conventional convertible instrument. In such case, pursuant to paragraph 4 of EITF 00-19 and paragraph 11(a) of SFAS 133, the embedded conversion feature would not be accounted for as a derivative. Yet, you state in your response that the modification to the terms did not affect your accounting. In this regard, please explain in detail how you concluded it was appropriate to continue accounting for the embedded conversion feature as a derivative instrument subsequent to March 31,
2006.

We further note that, as you concluded the instrument was not considered conventional convertible, you analyzed the instrument under EITF 00-19. As a result of such analysis, you concluded the embedded conversion feature should be accounted for as a derivative liability due to certain terms in the registration rights agreement.
As previously requested, please provide us with a copy of the registration rights agreement or tell us when you filed such agreement as an exhibit to an SEC filing. You specifically state that you reached such conclusion, in part, because you meet all the criteria in paragraph 17 of EITF 00-19. Although we have not seen the registration rights agreement, it appears you may not meet criteria (b) of paragraph 17 as it appears that, should you be unable to deliver registered shares, you alternatively would deliver unregistered shares plus a 0.02% penalty each month. As such, please clarify how you meet both criteria (a) and (b) in paragraph 17 of EITF 00-19. Further, you also attribute your conclusion to the fact that the penalty is not limited and the damages could be deemed uneconomical. Please explain in detail why you view a 0.02% penalty per month to be uneconomical rather than representing the difference between the fair value of registered shares versus unregistered shares. Please refer to EITF 05-04, which states that liquidated damages penalties typically range from 0.25% to 2.0% per month, with no stated maximum. In this connection, it seems that the maximum penalty you will pay, based on a penalty rate of 0.02% per month over a three year term, is not significant and would not be considered uneconomical. If you concluded that the damages are not limited based on the fact that the agreement states "that the liquidating damages are partial relief that is not exclusive of other remedies," please explain in greater detail why this statement led you to reach such conclusion. It seems to us that the holder`s option to seek other remedies may be an option available under most registration rights agreements.

Finally, please provide us with the journal entries you recorded upon the issuance of each of the derivative instruments. Based on your response, it appears you may have only recorded a $5 million derivative liability when the total fair value was $5.86 million. Please note that if derivative accounting is deemed appropriate, we would expect you to record the total fair value as a derivative liability upon issuance, with any amount in excess of the $5 million proceeds debited immediately to expense.
2. Based on your response, it appears a revision to Form 8-K is required to clarify how your current accounting differs from your prior accounting. In this regard, your current disclosure, which indicates you had accounted for the note as debt and now account for it as a derivative instrument, is not sufficient and does not appear factually accurate. You should specifically address your accounting for the convertible note, the conversion feature, the options, and the warrants. Please revise accordingly.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 5 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have any questions regarding these comments.

								Sincerely,


								Sarah Goldberg

Mr. Boucher
IWT Tesoro Corporation
May 5, 2006
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